November 17, 2017

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention:	Laura Nicholson

Special Counsel

Office of Transportation and Leisure

Re:	Corporación América Airports S.A. Draft Registration Statement on Form F-1 Submitted October 5, 2017 CIK No. 0001717393

Dear Ms. Nicholson:

On behalf of Corporación América Airports S.A., a public limited company (société anonyme) organized and existing under the laws of Luxembourg (the “Company” or “CAAP”), we are providing the following responses to the comments set forth in the letter from the staff of the Securities and Exchange Commission (the “Staff”) dated November 1, 2017 (the “Comment Letter”) relating to the draft registration statement on Form F-1, as confidentially submitted to the Securities and Exchange Commission (the “Commission”) on October 5, 2017 (the “Original Registration Statement”). Concurrently with this response, the Company is submitting for confidential review by the Staff a revised draft registration statement which incorporates the revisions described herein to the Original Registration Statement. For the Staff’s convenience, the Company is providing the Staff with six paper copies of the revised draft registration statement, together with a blacklined copy to show changes from the Original Registration Statement. Such marked copies will be couriered to the Staff’s offices.

To facilitate the Staff’s review of this letter, the Staff’s comment has been included in italic type above the Company’s response.

Separate Financial Statements of ICAB and ICASGA, page iv

Significant equity method investments (Rule 3-09 of Regulation S-X), page iv

1.	Staff Comment: You state you are presenting audited financial statements for the investment in ICAB pursuant to the referenced rule. However, we did not see financial statements for this entity in the filing. We note you have provided audited financial statements for Inframerica Participações, which appear to have been presented pursuant to the referenced rule. Please advise.

Securities and Exchange Commission

November 17, 2017

Company’s Response: In response to the Staff’s comment, the Company supplementally advises the Staff that during the period from January 1, 2015 through December 30, 2015, the Company had a 47.68% direct equity investment interest in Inframerica Participações S.A. (“Inframerica”), a holding company which in turn was the owner of a 51.0% interest in Inframérica Concessionária do Aeroporto do Brasilia S.A. (“ICAB”), the holder of the airport concession in Brasilia, Brazil. Therefore, the equity investment in Inframerica was analyzed pursuant to Rule 3-09 of Regulation S-X and the Company presented the separate financial statements of Inframerica pursuant to the referenced rule. The Company further supplementally advises the Staff that the financial statements presented pursuant to Rule 3-09 of Regulation S-X are presented beginning on pages F-118 and F-146 of the Prospectus.

The Company has revised the disclosure on page iv of the Prospectus to include clarification of this matter. The Company supplementally advises the Staff that it uses the term “ICAB” throughout the Prospectus to refer to its indirect investment in the concession of the Brasilia Airport through its investment in Inframerica.

Presentation of Industry and Market Data, page v

2.	Staff Comment: We note your disclosure on page v that you rely on and refer to reports prepared by industry consultants. If you commissioned any research or reports for use in connection with the registration statement, please file a consent pursuant to Rule 436 of the Securities Act as an exhibit to your registration statement.

Company’s Response: In response to the Staff’s comment, the Company supplementally advises the Staff that the Company did not commission any research or reports for use in connection with the registration statement, and relied on internal reports or publicly available information with respect to market and industry data. Accordingly, the Company has updated the disclosure on page vi of the Prospectus to clarify the type of sources upon which it relied.

Risk Factors, page 23

Risks Related to Our Business and Industry, page 23

We are subject to review by taxing authorities, page 29

3.	Staff Comment: So that investors understand the risks addressed in this risk factor, please include a summary of or cross-reference to the recent tax assessment proceedings initiated by the Argentine Federal Administration of Public Income against AA2000, including the amount claimed under the proceedings and the related criminal charges.

Company’s Response: In response to the Staff’s comment, the Company has included a cross reference to the “Business—Legal Proceedings—Tax Proceedings Related to Technical Assistance Agreements” in the Risk Factor “We are subject to review by taxing authorities” on page 31 of the Prospectus.

Securities and Exchange Commission

November 17, 2017

Pursuant to the AA2000 Concession Agreement, as of February 2018 and thereafter, the Argentine Government may buy out our concession, which would materially affect our revenues and operations, page 32

4.	Staff Comment: We note your disclosure in this risk factor that the buy-out of the AA2000 Concession Agreement would constitute an event of default under your 6.875% senior secured notes due 2027, which would result in automatic acceleration of such notes. Please revise this risk factor to disclose the amount outstanding under such notes.

Company’s Response: In response to the Staff’s comment, the Company has revised this risk factor on page 34 of the Prospectus to include disclosure of the U.S. $400.0 million aggregate principal amount outstanding under such notes as of September 30, 2017.

We expect to incur losses in our Brazilian operations for the next several years due to adjustments to the net present value of our fixed contribution to the Brazilian Government, page 44.

5.	Staff’s Comment: We note your disclosure that in the year ended December 31, 2016, you recorded a loss of U.S.$107.4 million relating to your adjustment to the net present value of your fixed commitments to the Brazilian Government. We also note your disclosure that you expect this adjustment to occur in a similar magnitude in the next several years. Please disclose what causes the adjustment to the net present value of your fixed commitments to the Brazilian Government.

Company’s Response: In response to the Staff’s comment, the Company supplementally advises the Staff that pursuant to the Concession Agreements for ICAB and ICAGSA, the applicable concessionaire is obligated to pay the Brazilian Government an annual fixed concession fee adjusted for inflation. This obligation represents a contractual liability of the applicable concessionaire to pay cash to the Brazilian Government in exchange for the rights obtained under the applicable Concession Agreement. The Company initially recognized the financial liability for such concession agreement payments at fair value in acquisition accounting. Subsequently, the financial liability was recognized at amortized cost using an effective interest rate.

Any change in the current market-based discount rate used to discount the future cash outflows, as well as the increase in the provision that reflects the passage of time— referred to as the unwinding of the discount or accretion—is recognized as expense, period over period in the “Financial loss – Changes in liability for Brazil concessions” in the Combined Consolidated Statement of Income.

The Company has included additional disclosure in the “Risk Factors—We expect to incur losses in our Brazilian operations for the next several years due to adjustments to the net present value of our fixed contribution to the Brazilian Government” section beginning on page 46 of the Prospectus to clarify that the loss recognized in the year ended December 31, 2016 represents the effect on income of the accretion of the financial liability and any change in market discount rates.

Securities and Exchange Commission

November 17, 2017

Construction and improvement works performed at our AAP Airports have not been approved by the Peruvian Government and thus we may not be reimbursed for the investment and expenditures made under the AAP Concession Agreement, page 47

6.	Staff’s Comment: If material, please address how the Peruvian Government’s termination of the concession it had awarded to you for the construction and operation of the Chinchero Cusco International Airport impacts the risk described under this caption.

Company’s Response: In response to the Staff’s comment, the Company supplementally advises the Staff that the associate, Sociedad Aeroportuaria Kuntur Wasi S.A. (“Kuntur Wasi”), which was awarded the concession to construct and operate the Chinchero Cusco International Airport, is a separate and distinct entity from AAP. In addition, AAP has a separate concession agreement, and therefore is subject to a separate and distinct legal regime than the concession agreement which was awarded in connection with the Chinchero Cusco International Airport. Therefore, the Company does not believe that there will be a material impact on the request for reimbursement from the Peruvian Government of the mandatory construction works being undertaken at the AAP Airports as a result of the termination of the concession for the Chinchero Cusco International Airport.

Use of Proceeds, page 55

7.	Staff’s Comment: If material, please quantify the amount of proceeds to be used for each of the following items: (1) funding the equity portion of your capital expenditure programs in existing concessions, and (2) acquiring new or existing concessions. See Item 3.C. of Form 20-F.

Company’s Response: In response to the Staff’s comment, the Company advises the Staff that it will update the Use of Proceeds section of the Prospectus in a subsequent amendment to the Registration Statement prior to printing the preliminary prospectus to describe the use of proceeds intended to be used for capital programs in existing concessions and acquiring new or existing concessions once a determination is made regarding the size of the primary offering.

Unaudited Pro Forma Condensed Combined Consolidated Financial Information, page 66

Unaudited Pro Forma Condensed Combined Consolidated Statement of Income, page 68

8.	Staff Comment: We note the disposition of Corporación América Europa occurred on December 15, 2016. Accordingly, the adjustment indicated by Note C does not appear to comply with Article 11-02(b)5 and 6 of Regulation S-X. Please revise or advise.

Company’s Response: In response to the Staff’s comment, the Company advises the Staff that the pro forma statement of income gives pro forma effect to the elimination of the gain/loss on disposal of Corporación América Europa, which includes eliminating the release of cumulative translation adjustments (“CTA”) that is recorded in the historical financial statements, in addition to eliminating the historical share of loss related to this entity. As referred to in our response to the Staff’s Comment #28, the Company has restated its historical financial statements to correct for CTA released into earnings, and this is reflected in the revised pro forma statement of income.

Securities and Exchange Commission

November 17, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 70

Non-IFRS Financial Information, page 71

Adjusted EBITDA, page 71

9.	Staff Comment: You discuss how the non-IFRS measure “adjusted EBITDA” is useful to management. Please disclose how this measure is useful to investors pursuant to Item 10(e)(1)(i)(C) of Regulation S-K.

Company’s Response: In response to the Staff’s comment, the Company has provided additional disclosure with respect to how Adjusted EBITDA is useful to investors in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Non-IFRS Financial Information—Adjusted EBITDA” section on page 73 of the Prospectus.

Results of Operations, page 83

2016 Compared to 2015, page 83

10.	Staff Comment: We note your quantitative segment information on pages 81 and 82. Given that several of your segments represent a significant portion of your revenues and expenses, it appears a narrative analysis of your results of operations by segment would be meaningful to investors. Refer to Item 303(a) of Regulation S-X. Such analysis should be based on the segment’s measure as presented in the segment note to the financial statements. This analysis should also include a discussion of all material costs and expenses attributable to your reportable segments that are not included in computing the segment measure of results. Refer to Question 104.02 of the staff’s Compliance & Discussion Interpretations on Non-GAAP Financial Measures.

Company’s Response: In response to the Staff’s comment, the Company has revised the disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of operations—2016 compared to 2015” section beginning on page 92 of the Prospectus to provide a narrative analysis by segment in accordance with Item 303(a) of Regulation S-X.

Liquidity and Capital Resources, page 90

Cash Flows, page 92

11.	Staff Comment: Given the significant variance in cash inflows and outflows in your statement of cash flows on page F-6, please revise to provide a robust comparative analysis concerning the changes in each of your operating, investing and financing activities pursuant to instructions 1 and 4 to Instructions to Item 303(a) of Regulation S-K. In connection with this, the cash flow statement reports cash was provided by investing activities in 2016, but your existing disclosure here states you used cash for investing activities in 2016.

Securities and Exchange Commission

November 17, 2017

Company’s Response: In response to the Staff’s comment, the Company has revised the disclosure in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Cash Flows” section beginning on page 106 of the Prospectus to provide additional disclosure of cash flows to include a more robust comparative analysis in accordance with Item 303(a) of Regulation S-X.

Business, page 101

Our Airports by Country in Which We Operate, page 101

12.	Staff Comment: We note your disclosure that the Argentine Government owns 15.0% of AA2000’s ordinary share capital and voting stock through its ownership of AA2000’s Class D common stock, and that the Argentine Government owns all of AA2000’s preferred shares. We also note your disclosure on page 134 that such preferred shares are convertible into common shares of AA2000. If material, please quantify how conversion of the preferred shares would impact the Argentine Government’s ownership of AA2000’s ordinary capital and voting stock.

Company’s Response: In response to the Staff’s comment, the Company supplementally advises the Staff that pursuant to the terms of the AA2000 Concession Agreement, beginning in 2020, the Argentine Government may convert up to 12.5% per year of its preferred shares into common shares. However, AA2000 has the option, but not the obligation, to redeem the preferred shares held by the Argentine Government in the same proportions over the same time period. If the preferred shares are not redeemed by AA2000, the Argentine Government may convert such preferred shares into a number of ordinary shares of AA2000 determined in accordance with their fair market value at the time of conversion. The Argentine Government may only convert such number of preferred shares that were not otherwise redeemed by AA2000 during the applicable year.

The Company currently expects that AA2000 will exercise its annual options to redeem such preferred shares held by the Argentine Government, so that the Company may maintain its ownership percentage in AA2000. However, if AA2000 does not exercise such right and the Argentine Government exercises the conversion right, our proportional ownership of the common shares of AA2000 will be decreased. The actual impact on our proportional ownership of common shares of AA2000 depends upon the fair market value of AA2000 at the time of the conversion.

The Company has provided additional disclosure with respect to the conversion of the AA2000 preferred shares in the “Business” section on page 119 of the Prospectus

Securities and Exchange Commission

November 17, 2017

Brazil, page 103

13.	Staff Comment: In regard to the footnote to the table, please clarify what the nonconsolidated information consists of, the line items impacted, and how the information presented is comparable between 2015 and 2016. As part of your considerations, please address the same comment in regard to the footnote to the table on page 105 for Ecuador.

Company’s Response: In response to the Staff’s comment, the Company has revised the footnote to the table on page 121 of the Prospectus to clarify that for the year ended December 31, 2015, the results of operations of ICASGA and ICAB were consolidated as from their respective dates of acquisition, i.e. December 11, 2015 and December 30, 2015, respectively, while the Company has included 100% of operational information of both entities with respect to number of passengers and air traffic movements for the entire year ended December 31, 2015.

Also, the Company has revised the footnote to the table on page 122 of the Prospectus to clarify that although for the years ended December 31, 2016 and 2015, the results of operations of the Company’s associate ECOGAL in Ecuador are not consolidated, the Company has included 100% of operational information of ECOGAL with respect to number of passengers and air traffic movements for the years ended December 31, 2015 and 2016.

The Company has also revised the footnote to the table on page 124 of the Prospectus to clarify that although for the years ended December 31, 2016 and 2015, the results of operations of the Company’s associate AAP in Peru are not consolidated, the Company has included 100% of operational information of AAP with respect to number of passengers and air traffic movements for the years ended December 31, 2015 and 2016.

Main Commercial Customers, page 110

14.	Staff Comment: Please provide a brief summary of the agreements you have with your major commercial customers.

Company’s Response: In response to the Staff’s comment, the Company has revised the disclosure in the “Business—Main Customers—Main Commercial Customers” section on page 129 of the Prospectus to include a brief summary of the agreements it has with its major commercial customers.

Legal Proceedings, page 111

Argentine Proceedings, page 111

Tax Proceedings Related to Technical Assistance Agreements, page 112

15.	Staff Comment: We note your disclosure on page 112 regarding the tax assessment procedure for $22.8 million in connection with certain management and administrative services provided by CAS to AA2000. Please disclose here, if true, that CAS is your wholly owned subsidiary. In this regard, we note your disclosure on page 200.

Securities and Exchange Commission

November 17, 2017

Company’s Response: In response to the Staff’s comment, the Company has provided additional disclosure in the “Business—Legal Proceedings—Tax Proceedings Related to Technical Assistance Agreements” section on page 131 of the Prospectus to identify Corporación América Sudamericana S.A. (“CAS”), as one of the shareholders of AA2000, which is a separate and distinct entity from Corporación América Sudamerica S.A. Sucursal Ecuador (“CASE”), which is identified in the “Certain Relationships and Related Party Transactions—Other Transactions with Affiliated Companies---ECOGAL Management Support Agreement—Galapagos Airport” section on page 220 of the Prospectus.

Brazilian Proceedings, page 113

Administrative Proceedings before the Brazilian ANAC, page 113

16.	Staff Comment: We note your disclosure regarding the claims that ICAB filed before the Brazilian ANAC on December 29, 2015 for the total amount of U.S.$253.1 million of which U.S.$120.2 million was denied and the claim filed by the ICAB before the Brazilian ANAC in the amount of U.S.$61.2 million on June 29, 2017, which is currently under review by the Brazilian ANAC. Please consider including a risk factor addressing the risks associated with the failure to recover these funds in arbitration or before the Brazilian ANAC. Similarly, we note your disclosure regarding the claims ICASGA filed before the Brazilian ANAC requesting the economic re-equilibrium of the concession agreements in the amount of US$263.1 million of which U.S.$251.7 million was denied. Please consider including a risk factor that addresses the risks associated with the failure to recover these funds in arbitration or before the Brazilian ANAC.

Company’s Response: In response to the Staff’s comment, the Company supplementally advises the Staff that neither ICAB nor ICASGA is relying on the recovery of these funds to conduct their respective businesses, and the recovery of such funds will not affect the current liquidity of either company. Should either ICAB or ICASGA recover all or any significant portion of such funds from the Brazilian ANAC, such recovered funds would represent additional liquidity that could be used by the relevant Brazilian Concessionaire to pay dividends to its shareholders, to repay indebtedness or otherwise for general corporate purposes.

Shareholders’ Agreements, page 114

17.	Staff Comment: Please file your shareholders agreements as exhibits to your registration statement. Alternatively, please tell us why you believe this is not required.

Company’s Response: In response to the Staff’s comment, the Company supplementally advises the Staff that based upon the requirements of Item 601(b)(10)(i) of Regulation S-K, it does not believe that the Brasilia Shareholders Agreement is required to be filed as an exhibit to the registration statement. The operations in Brasilia represent less than ten percent of the consolidated revenue of the Company. In addition, as a result of Inframerica’s 51% ownership of ICAB, Inframerica is able to nominate and elect a majority of the board of directors of ICAB.

Securities and Exchange Commission

November 17, 2017

The Company also supplementally advises the Staff that it does not believe that the TA Shareholders Agreement is material to investors. CA Italy owns a 51.1% equity stake in TA, and is able to elect a controlling number of directors to the board of directors and therefore does not rely on the TA Shareholders Agreement for its governance rights). In addition, under the terms of the TA Shareholders Agreement, should any disagreement as to governance of TA arise between CA Italy and the counterparty, SO.G.IM. S.p.A., the position of CA Italy will prevail.

The Company has modified the disclosure to remove the reference to these shareholders agreements as “material contracts” in the Business—Shareholders Agreements” section on page 134 of the Prospectus.

Brasilia Shareholders Agreement, page 114

18.	Staff Comment: Please disclose the circumstances under which the Brasilia Shareholders Agreement may terminate.

Company’s Response: In response to the Staff’s comment, the Company has provided additional disclosure in the “Business—Shareholders Agreements—Brasilia Shareholders Agreement” section on page 135 of the Prospectus to clarify that the Brasilia Shareholders Agreement terminates if one of the current shareholders ceases to be the owner of any shares of ICAB.

Regulatory and Concessions Framework, page 123

19.	Staff Comment: We note your references to determining, preserving, and reestablishing the “economic equilibrium” under your concession agreements in Argentina and Brazil. Please explain the meaning of “economic equilibrium” under these agreements.

Company’s Response: In response to the Staff’s comment, the Company supplementally advises the staff that “economic equilibrium” is a legal principle in several of the Company’s concession agreements.

Under Argentine administrative law, economic equilibrium is designed to stabilize/restore the economic return of the applicable concessionaire which may be affected by certain circumstances not attributable to its own actions (for example, the impact of inflation or changes to the project or new investments required by the Argentine Government). During each annual review, amounts previously included in the financial projection of income and expenses as projections are replaced with our actual results of operations and investments for each relevant period. Our actual results of operations and investments for any year are adjusted to eliminate the effects of inflation, exchange rate, etc. for such year in accordance with a formula set forth in the final Memorandum of Agreement for the AA2000 Concession, in order for the financial projection of income and expenses to be restated in December 2005 values. The ORSNA then determines a new set of projections through the term of the AA2000 Concession which, together with our past results of operations, may result in the economic equilibrium on which it was originally based.

Securities and Exchange Commission

November 17, 2017

Similarly, the Brazilian Concession Agreements establish certain procedures for extraordinary revision aim at restoring the economic-financial balance of the applicable Brazilian Concession Agreement (“economic equilibrium”) in order to compensate for losses or gains by the relevant Brazilian Concessionaire. The relevant Brazilian Concessionaire must prove, in accordance with ANAC’s applicable regulations, that such losses or gains are material changes in such concessionaire’s costs or revenues, and such losses or gains result from unanticipated events, not otherwise resulting from the acts or actions of the relevant concessionaire.

Background of Our Officers and Directors, page 193

20.	Staff Comment: We note your disclosure that Eduardo Eurnekian is the chairman and/or director of various enterprises devoted to infrastructure. If his position with any of these enterprises presents a material risk of conflicts of interest, please provide related risk factor disclosure.

Company’s Response: In response to the Staff’s comment, the Company supplementally advises the Staff that the Company intends to implement a related party transaction policy, which will establish guidelines for the approval by the Company of related party agreements, including the requirement that Mr. Eurnekian (or any other director or member of senior management) recuse themselves from any vote or approval of any related party agreement. The Company has provided additional disclosure in the “Management—Code of Business Conduct and Ethics” section beginning on page 216 of the Prospectus of this policy. Consequently, the Company does not believe that Mr. Eurnekian’s position with other enterprises devoted to infrastructure will present a material conflict of interest to the Company.

Certain Relationships and Related-Party Transactions, page 199

21.	Staff Comment: We note that the agreements described in this section are not included in your exhibit index. Please provide your analysis as to why each of these agreements is not required to be filed. Refer to Item 601(b)(10) of Regulation S-K.

Company’s Response: In response to the Staff’s comment, the Company supplementally advises the Staff that it believes that none of these related party agreements are material, and therefore any agreements evidencing such related party agreements are not required to be filed pursuant to Item 601(b)(10) of Regulation S-K. Furthermore, as disclosed in the “Use of Proceeds” section on page 57 of the Prospectus, the Company intends to repay the significant amounts owed under the related party agreements with the net proceeds of the Offering. The Company has provided additional disclosure in the “Certain Relationships and Related-Party Transactions” section on pages 219 and 220 of the Prospectus to further clarify which related party transactions will be terminated upon payment of outstanding amounts due, with net proceeds from the Offering, consistent with the disclosure provided in the “Use of Proceeds” section on page 57 of the Prospectus.

Securities and Exchange Commission

November 17, 2017

Underwriting, page 214

Option to Purchase Additional Common Shares, page 215

22.	Staff Comment: Please disclose the allocation between the selling shareholder and the company if the over-allotment is not exercised in full.

Company’s Response: In response to the Staff’s comment, the Company supplementally advises the Staff that it will provide such disclosure in a subsequent amendment to the Registration Statement prior to printing the preliminary prospectus once the determination is made of the size of the offering (and the allocation of the offered Ordinary Shares as between the Company and the Selling Shareholder).

Financial Statements of A.C.I. Airports International S.à r.l., page F-1

23.	Staff Comment: Please update the financial statements through at least June 30, 2017 in accordance with Item 4A(b)(2) of Form F-1 and Item 8.A.5 of Form 20-F.

Company’s Response: In response to the Staff’s comment, the Company has included an update to the financial statements through September 30, 2017 in accordance with Item 4A(b)(2) of Form F-1 and Item 8.A.5 of Form 20-F.

2 Basis of Presentation and Accounting Policies, page F-10

U Government grant, page F-27

24.	Staff Comment: Please clarify the process which results in government grants recognized in other operating income, as indicated in Note 8. Your response should clearly identify the source of the income, as it appears as though you receive revenue from charging customers under the concession arrangement and then set aside part of that revenue and account for it as a government grant. Therefore, please explain how you account for the initial amounts of revenue recognized, your accounting for amounts set aside in the trust and why the government grants are not deducted from the assets recognized as infrastructure expenditures given the guidance in paragraph 24 of IAS 20.

Company’s Response: In response to the Staff’s comment, the Company supplementally advises the Staff that pursuant to the Company’s Argentine subsidiary, Aeropuertos Argentina 2000’s (“AA2000”) Concession Agreement (the “Argentine Concession Agreement”), AA2000 must pay the Argentine Government a monthly concession fee equal to 15% of AA2000’s revenues. This concession fee is deposited on a monthly basis in a separate bank account under the name of the Argentine Government.

Securities and Exchange Commission

November 17, 2017

In addition, the Argentine Concession Agreement also establishes certain measures to improve and/or enhance the airports’ infrastructure. In this regard, the Argentine Government granted AA2000 the right to earn an amount equal to 2.5% of its revenues on the basis of AA2000 being the operator of the concession (the “concessionaire”). Therefore, the government’s grant is automatically earned on a monthly basis and it is not dependent on any infrastructure works previously performed, being performed or to be performed by AA2000. These funds are deposited in a separate trust account established by the Argentine Government for this sole purpose. These funds are released to cancel AA2000’s obligations to infrastructure suppliers once authorized by the Argentine Government. This is the formal process established by the Argentine Government to have control of the use of these funds, but it does not alter in any way the right granted to AA2000 under the Argentine Concession Agreement.

The Company also wishes to point out that the Argentine Concession Agreement sets forth that the concession agreement should be based on the principle of “economic equilibrium”. As the Company further describes in its response to comment No 19, “economic equilibrium” is a legal term meaning that the concession agreement should be designed in such a way to stabilize and/or restore the “economic return” to the concessionaire. The concession may be affected by certain circumstances out of the concessionaire’s control, such as inflation and/or exchange rate movements and/or unplanned changes to projects or new investments mandated by government. This “economic return” to the concessionaire is based on government’s approved financial projections which include all income and expenses throughout the term of the concession. This grant of 2.5% of revenue forms an integral part of these financial projections. If this grant was not a part of the financial projections, the Argentine Government would have to reimburse the concessionaire through other means, i.e. increase tariffs to users, so as to maintain and/or restore the abovementioned economic return. Based on the underlying principles of the Argentine Concession Agreement, the Company considered that the grant received is a revenue grant. Accordingly, the Company applied the guidance in paragraph 29 of IAS 20 “Accounting for Government Grants and Disclosure of Government Assistance” to account for this right. Therefore, the Company advises the Staff that it recognizes the grant as other income in the statement of income in the period it is earned.

28 Business combinations, other acquisitions and investments, page F-71

25.	Staff Comment: We refer to the third paragraph in which you disclose an amount for concession assets in the acquisition of USD 150.5 million. Please tell us what this amount represents given you recorded a concession asset in connection with the acquisition of $1.34 billion according to note 12.

Company’s Response: In response to the Staff’s comment, the Company supplementally advises the Staff that the fair value of the concession assets recognized in the business combination was U.S.$1.34 billion. The U.S.$150.5 million was the difference between the book value of the concession assets previously recognized in the books of the acquired company and its fair value at the date of acquisition. The Company has revised the disclosure on page F-76 of the Prospectus to clarify the fair value of the concession assets.

26.	Staff Comment: Please clarify and reconcile the amounts disclosed in the second and third paragraphs on page F-71. It is unclear how goodwill was recognized when you paid USD 55 million for net assets valued at USD 240 million.

Company’s Response: In response to the Staff’s comment, the Company supplementally advises the Staff that the disclosure included in Note 28 to the combined financial statements incorrectly stated the total fair value of the net assets acquired. The note disclosed separately the amount of deferred tax liabilities generated as a result of the purchase price allocation. The Company supplementally advises the Staff that the total fair value of net assets amounted to U.S.$189.4 million. Goodwill was measured at acquisition date as the amount by which the aggregate of (i) the fair value of consideration transferred plus (ii) the fair value of the non-controlling interest recognized plus (iii) the fair value of the previously held interests in the acquired entities exceeds the total fair value of net assets acquired recognized in accordance with IFRS 3.

Securities and Exchange Commission

November 17, 2017

The following is the calculation of the goodwill recognized at acquisition date:

		In Millions of U.S.$
1.	The aggregate of:
•	the consideration transferred	55.2
•	Non-controlling interest	132.2
•	The acquisition date fair value of the acquiror’s previously held equity interest in the acquiree	53.1
Subtotal 1		240.5

2.	The assets and liabilities recognized	240.5
	(net of deferred tax)	(51.1)
Subtotal 2		189.4

Goodwill		(51.1)

27.	Staff Comment: Please revise the last paragraph on page F-72 to disclose whether the remeasurement of USD 11,504 represents a gain or a loss.

Company’s Response: In response to the Staff’s comment, the Company supplementally advises the Staff that the remeasurement of the previously held interests in the acquired entities represented a gain of U.S.$11.5 million. The Company has revised the disclosure on page F-77 accordingly.

31       Discontinued Operations, page F-75

28.	Staff Comment: We note from page F-9 that you elected to use the exemption from Appendix D13 of IFRS 1 and therefore set all previous translation differences to zero at January 1, 2015. We further note from page F-76 that you have amounts for currency translation differences transferred from equity related to your disposal of discontinued operations. Please explain the nature of the amounts transferred given the balance was zero at January 1, 2015 and how you complied with Appendix D13(b) of IFRS 1.

Company’s Response: In response to the Staff’s comment, the Company advises the Staff that as a result of the Staff comment, the Company identified errors in its accounting for the disposition of subsidiaries at consolidated level. The errors related to the release of incorrect amounts of CTA into earnings. In the preparation of its first IFRS financial statements, the Company elected to use the exemption of Appendix D13 of IFRS 1 and therefore had reset all previously accumulated CTA to zero at the transition date. Therefore, the Company began recognizing CTA as from January 1, 2015. Upon disposition of a subsidiary, the Company released into earnings the accumulated amount of CTA as if it had never reset to zero. The Company advises the Staff that instead it should have released the CTA recognized as from January 1, 2015 through the date of disposition.

Securities and Exchange Commission

November 17, 2017

The Company advises the Staff that the Company performed an analysis of the error corrections under “SEC Staff Accounting Bulletin: No. 99 – Materiality” and concluded that the errors were material to the first IFRS financial statements. Accordingly, the Company has restated the combined consolidated financial statements originally issued on October 5, 2017.

In addition, the Company identified control deficiencies leading to the errors discovered. The Company performed an analysis and concluded that these control deficiencies represented a material weakness. The Company has included an additional Risk Factor with respect to the material weakness on page 50 of the Prospectus.

If you should have any questions or wish to discuss any other matters relating to the foregoing, please contact me at (212) 801-6416 or by e-mail at rossellm@gtlaw.com

Very truly yours,
/s/ Marc Rossell
Marc Rossell

Cc:	Martin Francisco Antranik Eurnekian, Corporación América Airports S.A.

Raul G. Francos, Corporación América Airports S.A.

Andrés Zenaruzza, Corporación América Airports S.A.

Randolph Bullard, Greenberg Traurig, LLP

Eduardo Loiacono, Price Waterhouse & Co., S.R.L.

Conrado Tenaglia, Linklaters LLP

Jeffrey Cohen, Linklaters LLP

Matthew Poulter, Linklaters LLP